Suite 1240, 1140 West Pender Street
Vancouver, British Columbia, V6E 4G1
Tel: (604) 681-8030 Fax: (604) 681-8039

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NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual and Special Meeting (the “Meeting”) of the Shareholders of Alderon Iron Ore Corp. (the "Company") will be held in Salon Cartier 1, Centre Mont-Royal, 2200 Mansfield Street, Montreal, Quebec, H3A 3R8, on Tuesday, July 29, 2014, at 10:00 a.m. (Eastern time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the year ending December 31, 2013 and the report of the auditors thereon.

2.	To elect directors of the Company on the basis set forth in the accompanying information circular of the Company dated June 18, 2014 (the “Information Circular”).

3.	To appoint KPMG LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration.

4.
To consider and, if thought fit, pass with or without variation, an ordinary resolution ratifying, confirming and approving the LMM Loan Conversion, as more particularly described in the Information Circular accompanying this Notice.

5.	To approve an ordinary resolution ratifying, confirming and approving the Company’s advance notice policy, the particulars of which are set out in the Information Circular accompanying this notice.

6.
To consider and, if thought fit, pass with or without variation, an ordinary resolution approving the Company’s amended stock option plan, as more particularly described in the Information Circular accompanying this Notice.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your shares on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 18th day of June, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark J. Morabito”
Mark J. Morabito
Executive Chairman